Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Advanced Micro Devices, Inc. for the registration of 142,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2009, with respect to the consolidated financial statements and schedule of Advanced Micro Devices, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Advanced Micro Devices, Inc. included in its Annual Report (Form 10-K) for the year ended December 27, 2008 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

February 26, 2009